EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except ratios)

Pretax income from continuing operations	$339,001	$314,896	$(159,464)	$144,736	$296,111

Add: Fixed charges	58,030	29,558	31,702	32,604	31,473
Add: Amortization of capitalized interest	5,107	2,991	2,697	2,387	1,768
Less: Capitalized interest	(10,785)	(4,337)	(1,902)	(4,668)	(6,672)
Earnings before fixed charges	$391,353	$343,108	$(126,967)	$175,059	$322,680

Fixed charges:
Interest expense (1)	45,849	24,196	28,856	26,950	24,046
Capitalized interest	10,785	4,337	1,902	4,668	6,672
Interest expense component of rent (2)	1,396	1,025	944	986	755
Total fixed charges	$58,030	$29,558	$31,702	$32,604	$31,473

Ratio of earnings to fixed charges	6.7	11.6	—	5.4	10.3
Insufficient coverage	$—	$—	$158,669	$—	$—

(1) Includes amortization of discount and deferred financing costs.
(2) Represents a reasonable approximation of the rental factor.